$298,000.00

CF0006, LLC

d/b/a

Aquinas-Polak No. 1

158 UNITS OF COMPANY INTEREST

PRICE $1,000.00 PER UNIT

MINIMUM 2 UNITS - $2000.00

This Offering Circular describes the participation in units ("Units") of interest ("Interest" or "Company Interest") in CF0006, LLC d/b/a Aquinas-Polak No. 1 (the "Company" or "Company"), which has been formed under Texas law to engage primarily in the business of investing in the completion of a single directional well identified as Aquinas-Polak No. 1 oil and gas well in Brazoria County, Texas ("Project" or "Well").

Affiliated Commercial Services, Inc ("ACSI") will serve as the initial Manager of the Company (the "Manager"). The Company has been formed and, upon acceptance by the Manager of Subscription Agreements in the electronic form set forth on the website www.crudefunders.com (the "Website") of North Capital Private Securities Corporation, the intermediary for the Offering (www.norcapsecurities.com), and meeting the requirements described herein, applicants will be admitted as Members ("Members") in the Company. All Members will be obligated to enter into the Company Agreement in substantially the form described herein and set forth on the Website. Capitalized terms not otherwise defined herein may be found in the "Definitions" section of this Offering Circular.

This capital raised from this offering is designated for the Project completion stage only, except as otherwise provided herein. The Company's target offering amount is $298,000, though the offering of 298 Units of $1,000 per Unit. The Company's maximum offering amount is $328,000 or 328 Units. The minimum subscription per investor is two (2) Units or $2,000.

The funds will be used to complete the objectives of the Company with respect to the Project. There can be no assurance that the Company's objectives will be achieved. The Company is a separate entity, and the Members will not have, by virtue of their Company Interests, any rights or obligations with respect to any other company.

INHERENT IN THIS COMPANY ARE SUBSTANTIAL RISKS, AMONG OTHERS, RELATED TO: + SPECULATIVE NATURE OF OIL AND GAS EXPLORATION + SPECULATIVE REVENUES FROM PRODUCTION, IF ANY + INABILITY TO SELL OR TRANSFER UNITS + UNINSURED RISKS + POSSIBLE LOSS OF ENTIRE INVESTMENT +POLLUTION HAZARD + SEE "RISK FACTORS."

AQUINAS-POLAK No. 1

MEMBERS ARE PROHIBITED FROM RELYING ON THE MANAGER, THE INTERMEDIARY OR THE WEBSITE FOR THE SUCCESS OR PROFITABILITY OF THE PROJECT OR THE COMPANY.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UP ON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE US SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

ALL PROPOSED MEMBERS ARE REQUIRED TO ACKNOWLEDGE, WARRANT AND REPRESENT THAT THEY HAVE REVIEWED THIS OFFERING CIRCULAR AND THE OFFERING AND THAT MEMBERS ARE NOT RELYING ON THE MANAGERIAL EFFORTS OF THE MANAGER FOR THE SUCCESS OF THE COMPANY.

THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR OR ON THE WEBSITE HAS BEEN OBTAINED FROM SOURCES BELIEVED BY THE MANAGER TO BE RELIABLE, AND SUCH INFORMATION IS BELIEVED TO BE ACCURATE AND COMPLETE. HOWEVER, NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE OF THE UNITS DESCRIBED HEREIN SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS TRUE AND ACCURATE AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

NO PERSON OTHER THAN THE MANAGER AND AUTHORIZED EMPLOYEES OR AGENTS OF THE INTERMEDIARY HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFERING AND THE UNITS DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE MANAGER OR THE INTERMEDIARY NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR OR THE WEBSITE.

THE PURPOSE OF THIS OFFERING CIRCULAR IS TO PROVIDE THE PROSPECTIVE MEMBER WITH THAT INFORMATION THAT THE MANAGER BELIEVES IS PERTINENT IN MAKING AN

INFORMED DECISION AS TO PARTICIPATION IN THE COMPANY AND MAY BE REQUIRED BY APPLICABLE LAW. IT IS RECOGNIZED THAT ADDITIONAL INFORMATION MAY BE DESIRED BY A PROSPECTIVE MEMBER PRIOR TO MAKING HIS OR HER DECISION. THEREFORE, EACH PROPOSED MEMBER IS ENCOURAGED TO MAKE FURTHER INQUIRY IN AN EFFORT TO SATISFACTORILY ANSWER ANY QUESTIONS HE OR SHE MAY HAVE. REQUESTS FOR FURTHER INFORMATION SHOULD BE MADE THROUGH WWW.CRUDEFUNDERS.COM.

PROSPECTIVE MEMBERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY SUBSEQUENT DOCUMENTS PROVIDED ON THE WEBSITE AS LEGAL OR TAX ADVICE. NEITHER THE COMPANY NOR THE MANAGER MAKES ANY REPRESENTATIONS AS TO THE EFFECT OF PARTICIPATING IN UNITS DESCRIBED HEREIN ON THE PARTICULAR FEDERAL OR STATE INCOME TAX SITUATION OF ANY PROSPECTIVE MEMBER.

ANY COMMUNICATION REGARDING PARTICIPATION IN THE UNITS DESCRIBED HEREIN SHALL ONLY BE MADE THROUGH WWW.CRUDEFUNDERS.COM TO ENSURE, AMONG OTHER THINGS, ADHERENCE TO THE STATUTORY REQUIREMENTS.

CERTAIN STATEMENTS, ESTIMATES AND PROJECTIONS CONTAINED IN THIS OFFERING CIRCULAR OR ON THE WEBSITE HAVE BEEN PREPARED BY THE COMPANY'S VARIOUS ADVISORS AND AFFILIATES AND REVIEWED BY THE MANAGER, AND ARE CONTAINED HEREIN FOR THE LIMITED PURPOSE OF EVALUATING THIS OFFERING OF THE COMPANY BY ILLUSTRATING, UNDER CERTAIN LIMITED ASSUMPTIONS, THE RESULTS OF PROJECTED OPERATIONS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED ON CERTAIN ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, POLITICAL, REGULATORY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE MANAGER AND THE COMPANY, AND ARE BASED UPON ASSUMPTIONS WITH RESPECT TO FUTURE BUSINESS DECISIONS THAT ARE SUBJECT TO CHANGE. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS OR THE UNDERLYING ASSUMPTIONS WILL BE REALIZED, AND THE ACTUAL RESULTS OF OPERATIONS ARE VERY LIKELY TO BE MATERIALLY DIFFERENT FROM THOSE SHOWN. UNDER NO CIRCUMSTANCES SHOULD THE INCLUSION OF THE PROJECTIONS BE REGARDED AS A REPRESENTATION, WARRANTY OR PREDICTION BY THE COMPANY OR ANY OTHER PERSON WITH RESPECT TO THE ACCURACY THEREOF OR THE ACCURACY OF THE UNDERLYING ASSUMPTIONS, OR THAT THE COMPANY WILL ACHIEVE OR IS LIKELY TO ACHIEVE ANY PARTICULAR RESULTS. THERE CAN BE NO ASSURANCE THAT THE COMPANY'S ACTUAL FUTURE RESULTS WILL NOT VARY MATERIALLY FROM THE PROJECTIONS. EACH RECIPIENT OF THIS OFFERING CIRCULAR IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON PROJECTIONS.

THE WEBSITE CONTAINS MUCH GENERAL INFORMATION ABOUT THE PROJECT, THE PROJECT SPONSOR AND PLANS OF THE PROJECT SPONSOR TO DEVELOP ADDITIONAL WELLS IN THE SAME OIL FIELDS. THE COMPANY WILL OWN AN INTEREST IN THE WELL DESCRIBED HEREIN ONLY AND NOT AN INTEREST IN THE OIL FIELDS AROUND THE WELL. HISTORIC PRODUCTION AND WELL RESULTS FROM OTHER WELLS IN THE FIELD ARE NOT A GUARANTEE OR SIMILAR PRODUCTION RESULTS FROM THE WELL. ADDITIONALLY, AN INVESTMENT IN THE COMPANY

PROVIDES THE INVESTOR WITH NO RIGHT TO INVEST IN FUTURE WELLS DRILLED BY THE OPERATOR OR PROJECT SPONSOR IN SUCH OIL FIELDS OR ELSEWHERE.

EACH PROSPECTIVE MEMBER SHALL BE REQUIRED TO EXECUTE A SUBSCRIPTION AGREEMENT AND DIGITALLY SIGN A RECEIPT FOR HIS OR HER COPY OF THIS OFFERING CIRCULAR, A COPY OF WHICH IS ANNEXED HERETO, AND SHALL FURTHER, BY THE EXECUTION THEREOF, MAKE THOSE REPRESENTATIONS REFERRED TO THEREIN. SEE "PLAN OF ORGANIZATION AND SUITABILITY STANDARDS." THE MANAGER ON BEHALF OF THE COMPANY SHALL FURNISH MEMBERS CERTAIN INFORMATION AND REPORTS AND THE COMPANY AGREEMENT, WHICH ARE PROVIDED ON THE COMPANY WEBSITE.

THE INTERMEDIARY INTENDS TO QUALIFY THE PURCHASE OF THE UNITS OF COMPANY INTERESTS AS TRANSACTIONS EXEMPT FROM REGISTRATION REQUIREMENTS OF FEDERAL AND STATE SECURITIES LAWS AND REGULATIONS, AS MAY BE APPLICABLE PURSUANT TO TITLE III OF DODD-FRANK AS A CROWDFUNDING OFFERING.

PARTICIPATION AS A MEMBER HEREIN IS SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND ONLY THOSE PERSONS WHO ARE ABLE TO BEAR THE FINANCIAL RISKS REFERRED TO IN THIS OFFERING CIRCULAR, INCLUDING THE POSSIBLE LOSS OF THEIR ENTIRE INVESTMENT, SHOULD CONSIDER PARTICIPATING IN THIS COMPANY. THERE IS NO PUBLIC MARKET FOR THE UNITS.

THERE IS NO READY MARKET FOR THE SALE OF THE SECURITIES ACQUIRED FROM THIS OFFERING; IT MAY BE DIFFICULT OR IMPOSSIBLE FOR AN INVESTOR TO SELL OR OTHERWISE DISPOSE OF THIS INVESTMENT. AN INVESTOR MAY BE REQUIRED TO HOLD AND BEAR THE FINANCIAL RISKS OF THIS INVESTMENT INDEFINITELY.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS AND, THEREFORE, CANNOT BE RESOLD UNLESS THE SECURITIES ARE REGISTERED OR QUALIFY FOR AN EXEMPTION FROM REGISTRATION UNDER FEDERAL AND STATE LAW.

A PROSPECTIVE MEMBER SHOULD READ THE BALANCE OF THIS OFFERING CIRCULAR WHICH DETAILS THE INFORMATION IN THIS SUMMARY AND CONTAINS OTHER IMPORTANT INFORMATION ABOUT THE COMPANY.

SUMMARY OF THE OFFERING

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS OFFERING CIRCULAR. THIS SUMMARY IS PROVIDED FOR CONVENIENCE, SHOULD NOT BE CONSIDERED COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY, AND IS SUBJECT TO, THE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS OFFERING CIRCULAR OR IN THE FORM C, OR INCORPORATED BY REFERENCE INTO THIS OFFERING CIRCULAR OR IN THE FORM C, OR OTHERWISE PROVIDED ON THE WEBSITE. EACH PROSPECTIVE INVESTOR SHOULD READ THIS OFFERING CIRCULAR IN ITS ENTIRETY, AS WELL AS ALL DOCUMENTS ATTACHED HERETO AND/OR REFERRED TO HEREIN.

PROJECT SCOPE

Aquinas Energy Resources, Inc., a Texas corporation, the "Project Sponsor" and its Affiliates, upon the successful raise of this Offering and concurrent private placement (the "Regulation D Offering") pursuant to Regulation D, will turnkey drill & test a single directional well (the "Well") The Well is to be drilled on the Damon Mound Field in Brazoria County, Texas to test the Frio located at 29° 17' 56.26" N, 95° 44' 29.38" W, Elevation 93 feet to a total vertical depth of 3,400 feet or a depth sufficient to test the base of the Frio, whichever is less. Upon the confirmation by the Operator of the existence of economically favorable hydrocarbons, the funds generated from this Offering will be released to the Company, the Project Sponsor will turnkey the cost of Completion into the primary zone with the Project Sponsor's option to complete into the secondary zone if the first zone is unsuccessful.

CONVERSION OF PARTNERSHIP INTERESTS INTO COMPANY INTERESTS

In the Regulation D Offering Aquinas No. 1 GP (the "General Partnership") will seek to raise to $403,000 from accredited investors (as defined in Regulation D) to drill and test the Well. If the Well, in the sole discretion of the Managing Partner (the "MP") of the General Partnership, is completed as a well capable of producing oil and gas in paying quantities, the MP shall, within seven (7) days of the date of first production for the Well, cause the General Partnership to merge into the Company. The Merger Agreement (the "Merger Agreement") between the General Partnership and the Company shall provide that, after the Merger (the "Merger"), the General Partners will own 60.61% of the Company Interests and the Members (the "Initial Members") participating in this Offering will own an aggregate of 39.39% of the Company Interests. The General Partnership and Company Agreements shall require the entities to enter into such Merger Agreement under such terms.

PARTICIPATION IN COSTS AND REVENUES

Each Member's participation in the venture as set forth in the Project Participation Agreement will be measured by their respective Membership Interests in the Company and subsequent Company Interests held, assuming that the merger is consummated, the Company will own and be entitled to:

(1) Before Payout "BPO":

     a. An undivided sixty-six percent (66.00%) working interest in the Well; and

     b. An undivided forty-nine and five tenths percent (49.50%) net revenue interest in the Well.

(2) After Payout "APO":

     a. An undivided forty-nine percent (49.00%) working interest in the Well; and

     b. An undivided thirty-six and seventy-five hundredths percent (36.75%) net revenue interest in the Well.

Upon Completion of the Well, and consummation of the Merger, Members participating in this Offering relating the funding of the Completion phase of the Well will own an aggregate of thirty-nine and thirty-nine hundredths percent (39.39%) of the Company's Interests, which represents an indirect ownership of the Company's ownership of the Well as follows:

(1) Before Payout "BPO":

     a. An undivided twenty-six percent (26.00%) working interest in the Well; and

     b. An undivided nineteen and five tenths percent (19.50%) net revenue interest in the Well.

(2) After Payout "APO":

     a. An undivided nineteen and three hundredths percent (19.30%) working interest in the Well; and

     b. An undivided fourteen and forty-eight hundredths percent (14.48%) net revenue interest in the Well.

A "working interest" is an ownership interest in an oil and gas lease or wellbore. After royalties and overriding royalties are paid, the working interest also entitles the Company its share in production revenues with other working interest owners, based on the percentage of working interest-owned.

A "net revenue interest" is a share of production after all burdens, such as royalty and overriding royalty, have been deducted from the working interest. It is the percentage of production that each party actually receives.

THE COMPANY MANAGER

The Company Manager, Affiliated Commercial Services, Inc. ("ACSI"), Texas corporation governed by its Articles of Incorporation, Bylaws and the Texas Business Organizations Code (the "Texas Code"). The Company Agreement names ACSI as initial Manager. The Members will have all of the rights and will be subject to all of the liabilities of a Member under the Texas Code. Upon the expiration of the Application Period, the Members will be issued a Membership Interest, in the Company, and the Manager shall manage the day-to-day business of the Company, pursuant to the terms of the Company Agreement.

The Manager has been in the business of management of privately held old and gas interests and other interests for over twenty-one (21) years. The Manager has one employee, Manfred Sternberg, who is the President of the Manager. The Manager is 100% owned by Mr. Sternberg's immediate family through a Family Limited Partnership. Mr. Sternberg has a long history as a business entrepreneur. After beginning his career at Shell Oil Co. in its land department, Mr. Sternberg has practiced law in Houston, Texas for over 30 years maintaining an active civil law practice focusing on commercial litigation and corporate counsel for energy and high technology companies. Mr. Sternberg has been Board Certified in Consumer and Commercial Law by the Texas Board of Legal Specialization since 1993.

The Manager is entitled to charge the Company a reasonable management fee as set forth in the Company Agreement.

THE OPERATOR

Aquinas Energy Operating, LLC ("AEO") was formed on January 27, 2014 and is currently operating in Texas. Furthermore, AEO is a wholly owned subsidiary and affiliate of Aquinas Energy Resources, LLC, is bonded in the State of Texas through April 1, 2018 and its P-5 Status with the Railroad Commission is current. Joseph Grace and James Heiser are co-managers of AEO and are also owners and executives of Aquinas Energy Resources, LLC, the Project Sponsor.

THE TURNKEY COMPLETION CONTRACT

The Company will enter into a Turnkey Completion Contract with the Project Sponsor for the Completion of the Well equal to the "Turnkey Price" or net proceeds of this Offering—$263,210. Pursuant to this Offering and the Turnkey Completion Contract, the Project Sponsor will receive a single draw against the Turnkey Price to engage the Operator and complete the Well only upon the Operator's confirmation of the existence of economically favorable hydrocarbons following the drill and test stage. If confirmation such is negative, no attempt to complete the Well will be made, the Well will be plugged and abandoned at the sole expense of the Sponsor and Operator, and the appropriate funds returned to investors in this Offering without interest.

Should the project costs for Completion be less than the Turnkey Price the Project Sponsor is entitled to retain that difference as a fee for engineering, planning and managing that effort.

Aquinas Energy Resources, Inc, as the Project Sponsor, which is an Affiliate of the Operator will receive eight percent (8.0%) in working interest prior to APO and shall receive twenty-two (22.00%) in working interest in the Well only after the investors in this Offering have recovered all of their initial investment.

OPERATING AGREEMENT

Upon Completion of the Well, and agreed by all working interest owners, the costs and expenses of operating the Well will be governed by a Joint Operating Agreement ("JOA") to be based on the AAPL MODEL 610-1989 Joint Operating Agreement, which the Company will execute with respect to the working interest it holds.

The Operator will be responsible to plan and oversee all day-to-day drilling, producing operations, workovers, testing and routine maintenance operations on the Well. As provided for in the JOA the majority working interest owners, have the right in certain circumstances to appoint or change the Operator and to participate in the determination of various operations and production matters for the Well.

CAPITAL RAISE

The Company is offering through the Intermediary a targeted number of 298 Units of Company Membership Interests (the "Interests") for an aggregate subscription price of $298,000.00 to qualified participants of a Regulation CF Offering as set forth by the SEC. The capital contribution shall be $1,000.00 per Unit of Interest for aggregate capital contributions of $298,000.00. Upon completion of the Well, the Company believes that the Well's production revenues will sustain its ongoing capital needs.

The Company is leaving the option open to raise up to a maximum of $328,000 for a total of 328 Units should the Regulation D Offering for the drill & test stage of the Project falls short of its raise amount of $403,000. Should additional funds from this Offering be used for the drill & test stage, the investors herein would receive a proportionate increase in their aggregate Company Interests over what is described under "PARTICIPATION IN COSTS AND REVENUES" above.

Upon acceptance by the Manager of qualified and suitable members, prospective Members will be admitted as Members in the Company. Each Member will be required to enter into the Company Agreement of CF0006, LLC d/b/a Aquinas-Polak No. 1 ("Company Agreement"), provided for on the Website, which supplements this Offering Circular.

The Issuer will commence the Offering as of June 15, 2017, and continue to offer unsold units initially through July 25, 2017 (the "Application Period"), unless the Offering Termination Date is extended as provided hereby. In the event that the minimum raise amount of $265,000 is not fully subscribed by 7:00 o'clock p.m., Central Time, on July 25, 2017 (the "Offering Termination Date") all funds will be returned to investors, unless the Manager in its sole discretion, elected to notify investors in advance and extend the Offering 15 days.

Each Prospective Member shall be required to complete the Subscription Agreement on the Website. Either the Manager or the Intermediary retains the right to accept or reject any applicants who do not meet, in whole or in part, to the required SEC requirements described herein and in the Subscription Agreement. If the Capital Raise is not fully subscribed by the Offering Termination Date (as extended), the Offering will be terminated, in which event each Prospective Member will be refunded his or her subscription in full without interest.

PAYMENT OF CAPITAL CONTRIBUTIONS MUST BE PAID IN CASH OR OTHER READILY AVAILABLE FUNDS.

CRUDEFUNDERS, LLC

Crudefunders, LLC, which is a representative of the Intermediary, will offer certain services to the Company, including funding portal management & marketing services and ongoing investor relations and administrative support services. Crudefunders will perform these services, independent of the Intermediary, on behalf of the Issuer and will receive a carried working interest of 6.0% before payout and 9.0% after payout, and an annual investor services and administration fee equal to $25 per investor with a minimum annual fee of $2,500.

MAKING AN INVESTMENT IN THE COMPANY

When you complete your investment in the Company, your money will be deposited with an escrow account where, North Capital Private Securities, as the escrow agent will watch over your investment until it is accepted by the Manager. Once the Manager accepts your investment, the target offering amount of $298,000 has been fully subscribed, certain regulatory procedures are completed, and the Completion requirements are confirmed, your money will be transferred from the escrow account to the Company in exchange for your respective Interests. At that point, you will be an investor in the Company.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the Offering Termination Date (as may be extended);

- The Intermediary will notify investors when the target offering amount has been met;

- If the Company reaches the target offering amount prior to the Offering Termination Date, the Company may close the Offering early by providing notice about the new offering deadline at least five (5) days prior to such new offering deadline (absent material change that would require an extension of the Offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the investor's funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number;
2. Employment and employer information; and
3. Net worth and income information.

How much can I invest?

An investor is limited by the SEC Crowdfunding Rules as to the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth to a maximum of $100,000.

Separately, the Company has set a minimum investment amount of two (2) Units - $2,000.00.

APPLICATION OF PROCEEDS

Assuming the targeted number of Units are subscribed and the Regulation D Offering is fully subscribed, the Company will complete the purchase of sixty-six percent (66%) working interest in the Well. Following the Merger, thirty-nine and thirty-nine hundredths percent (39.39%) of the Company Interests will be owned by the Initial Members (i.e. the investors participating in this Offering) and sixty and sixty-one hundredths percent (60.61%) of the Company Interests will be owned by the former General Partners of the Partnership.

The Company intends to apply these Completion stage proceeds substantially as set forth herein, subject to the possible reallocation in the sole discretion of the Company.

Description	If Target Offering Amount Sold
Total Proceeds	**$ 298,000**
Less: Offering Expenses:	
(A) Intermediary Commission	($ 29,800)
(B) Offering Preparation & Listing Fee	($ 3,390)
(C) Escrow, Bank & Closing Costs	($ 1600)
Net Proceeds	**$ 263,210**
Use of Net Proceeds:	
Turnkey Completion of Well – Single Payment	$ 263,210
Total Use of Net Proceeds	**$ 263,210**

REPORTS TO MEMBERS

The Manager on behalf of the Company will furnish Members with quarterly activity, operating and production reports made available on the website at: http://cf0006.crudefunders.com.

In addition, the Company, as a company that has raised money via Regulation CF, must file information with the SEC and post it on its website on an annual basis. Company updates are important to keep investors educated and informed about the progress of the Company and its investment in the Well. This annual report will include information similar to the Company's initial e-filed forms and key information that the Company will want to share with its investors.

In certain circumstances, the Company may terminate its ongoing SEC reporting if:

1. The Company becomes a fully reporting registrant with the SEC;
2. The Company has filed at least one annual report, but has no more than 300 members of record;
3. The Company has filed at least three annual reports, and has no more than $10 million in assets;

4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act; or

5. The Company ceases to do business.

However, regardless of whether the Company has terminated its ongoing reporting requirements per SEC rules, the Company commits to provide its investors quarterly updates.

How do I keep track of this investment?

You can review the Website as any time to receive periodic updates from the Company about its business.

TAX RULINGS

The Company presently does not intend to seek a ruling from the Internal Revenue Service on any other federal or state tax matter that may arise in connection with the formation, organization and/or operation of the Company.

CONFLICTS OF INTEREST

The Manager, Sponsor and Operator may all be involved in other businesses like that of the Company. Even though, they are being compensated as participants in the Company and or Project, such activities may place constraints on the time and focus that they may have to devote to Company activities.

RISKS

SAFE HARBOR

Information contained herein may contain forward-looking statements that are not guarantees of future success or that there cannot be losses. The actual presence or recoverability of reserves for optimal and timely recovery, well costs or schedules or other matters cannot be promised. This investment involves risks and uncertainties, that could cause actual results to differ materially from those estimated herein. The Manager believes the forward-looking statements are based on current reasonable assumptions but can give no assurance that results will be achieved. Unpredictable and unanticipated risks, trends and uncertainties including inability to accurately forecast operating results; the potential inability to achieve profits or have cash flow; access to financing; and other risks must be understood. Neither the Manager nor the Intermediary assumes any obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

MANAGER

The Company Agreement grants extensive and significant management powers to the Manager. The Members will not have, by virtue of their Interests, any rights or obligations with respect to the Manager or any other Company that may be formed in the future by the Manager.

DISCLOSURE OF ANY KNOWN PERSONAL LEGAL PROCEEDINGS

Neither the Manager nor any of its principals or officers is currently involved in any legal proceedings and does not anticipate any such proceedings or know of any legal proceedings that may be instituted.

A PROSPECTIVE MEMBER IS URGED TO READ THE BALANCE OF THIS OFFERING CIRCULAR AND THE SUPPLEMENTAL INFORMATION AVAILABLE ON THE WEBSITE THAT IS REFERENCED HEREIN AND THAT DETAILS THE INFORMATION IN THIS SUMMARY AND CONTAINS OTHER IMPORTANT INFORMATION ABOUT THE COMPANY AND ITS PROPOSED OPERATIONS. PARTICIPATION IN THE COMPANY INVOLVES A HIGH DEGREE OF FINANCIAL RISK. AN INDIVIDUAL CONTEMPLATING SUCH PARTICIPATION SHOULD CONSIDER THE FOLLOWING SPECIAL RISK FACTORS IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS OFFERING CIRCULAR.

NEW COMPANY OPERATIONS

The Company is newly formed entity and will have limited financial resources. Upon completion of the Capital Raise, the Company funds will only be sufficient to purchase the Working Interest in the Well. Under normal circumstances, substantially all net earnings are expected to be distributed to Members. On occasion, however, distributions may be withheld to pay costs, notwithstanding the Turnkey Drilling and Completion Contracts.

DECLINING PRODUCTION

It should also be noted that all wells decline over time, some more drastically than others. Moreover, actual longer-term production, if sustained, should not be compared with Initial Production values. For several reasons, including the unpredictability of oil and gas pricing and development and differences in program structure, property location, program size and economic conditions, operating results obtained by any prior wells in the area of the proposed Well should not be considered as indicative of the operating results obtainable by this Company.

NON-TRANSFERABILITY, LACK OF LIQUIDITY OF INTEREST AND LIMITED QUALIFICATION OF THE COMPANY

Members should not expect to be able to readily liquidate their Interest in the Company, if needed, and, therefore, the Units may not represent satisfactory collateral for a loan. No public market exists for the Units, and the Company Interests they represent and it is anticipated that none will ever exist. The transferability provisions in the Company Agreement and SEC Regulation CF make the Units and the Company Interests they represent non-liquid.

NATURE OF THE LIABILITY OF A MEMBER

Under the provisions of the Company and Texas Code, each of the Members shall have the status of a member in a limited liability company formed for a specific business purpose. The general discussions herein concerning partnerships also apply to the Company. The Company Agreement provides that no Member (other than the Manager) shall have any right or authority to take any action on behalf or in the name of the Company or to obligate the Company to any third party for any reason or in any matter whatsoever, and that each Member shall indemnify, defend and hold harmless the Company and all other Members (including the Manager) from and against any loss, claim, cause of action, item of damages, expense or cost (including attorney fees and court costs) arising directly or indirectly out of any act of such Member in breach of the Company Agreement. There is no assurance that all risks and liabilities that exist or may arise can be adequately insured against. See "RISK FACTORS - General Risks of Oil and Gas Ventures: Uninsured Risks."   The Company may be dissolved by, among other things, a vote of all of the Members or a cessation of business. Upon dissolution, the Company is not terminated, but continues until the winding up of Company affairs is completed.

Under the Company Agreement, only the Manager may conduct Operations whether before or after dissolution of the Company. The Company Agreement provides that each Member waives his or her right to cause or obtain the dissolution and liquidation of the Company, except upon the occurrence of certain specified events, or to withdraw from the Company for any reason, and provides, except upon the occurrence of certain special events, for the continuation of the Company upon the occurrence of any event that would otherwise give rise to the dissolution and liquidation of the Company under applicable law. Furthermore, each person proposing to become a Member shall represent and warrant to the Company, as an express condition to the acceptance of his, her or its Application, that he, she or it possesses the requisite financial suitability and capacity to participate in the Company upon the terms and conditions established therefore, and that he, she or it is not, as of the date of any such Application, and has not been at any time during the ninety (90) day period immediately preceding the date of such Application, insolvent or adjudicated bankrupt under the federal bankruptcy statutes.

PROJECT SPONSOR OBLIGATIONS

Pursuant to the Turnkey Drilling and Completion Contract and after the Company pays the Turnkey Price, the Project Sponsor will be responsible to pay for the Company's share of project costs related to the Drilling, Testing, Equipping and Completing of the Well.

To the extent the Project Sponsor does not have sufficient funds to meet those obligations, the Company and, therefore the Members, could be adversely affected.

FINANCIAL & OPERATIONAL RISKS

CONFLICTS OF INTEREST

There are conflicts of interest inherent in the activities of the Manager. For example, the Manager and/or its Affiliates presently act, and in the future, will act as managers and Members of other limited liability companies, partnerships and ventures, and do and intend to manage other development ventures, and own and operate other oil and gas properties on their own behalf as well as on behalf of others. These other ventures are and/or may be in the vicinity of the Company leasehold and may be contiguous to the Company leasehold. Any conflicts of interest could adversely affect the Company and/or the interests of the Members. See "CONFLICTS OF INTEREST."

TESTING, AND COMPLETION DOES NOT ASSURE SUCCESS

Even if tests on the Well indicates the presence of hydrocarbons in commercial quantities with respect to the Well, and the Operator elects to complete the Well, there can be no assurance that the Well will be successfully completed, the Well(s) will produce oil and gas in commercial quantities or that the Well will produce revenues.

COMPLETION RISKS

Even though this Offering is designed to mitigate the risk of exploration for oil and gas, such activity is speculative by its very nature and involves a high risk of loss. Many risks are involved that experience, knowledge, scientific information and careful evaluation cannot avoid. Since the funds raised in this Offering (assuming the targeted subscription amount is raised) will be sufficient only for the Completion of the Well to a single depth based, which may result in a Production Decline that is rapid and irregular. Initial Production from the Well does not accurately indicate any consistent level of production to be derived therefrom.

OPERATING RISKS

The operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations, formation collapse from microquakes and environmental hazards. Environmental hazards include oil spills, gas leaks, ruptures or discharges of toxic gasses. If any of these industry operating risks occur, the Company would incur substantial losses. The Company could also sustain substantial losses from injury or loss of life, severe damage to or destruction of property, clean up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with industry practice, the Manager will require the Operator to carry insurance, naming the Company as an additional insured against some, but not all, of the risks described above. We cannot be assured that insurance will be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

ACCESSIBILITY TO PIPELINES AND/OR TRANSPORTATION SYSTEMS

The Operator has informed us that arrangements have not been made for the use of a pipeline for transmission of oil and that the Company has not budgeted for construction of a transmission line for gas or a storage or transportation system for oil and/or natural gas, if any. It is presently anticipated by the Operator that oil production, if any, from the Well, will be transported by truck. It is also anticipated by the Operator that construction of a pipeline or the availability of transportation systems may be undertaken if, and when, oil and/or gas is produced from the Well in quantities deemed sufficient by the Operator to justify such construction or availability. If pipeline construction is necessary, the Company's proportionate cost will not be included in the Turnkey Drilling and Completion Contract or the Turnkey Prices. Production from the Well and ultimate income to be derived therefrom, if any, will be dependent, in part, upon the successful completion of a pipeline hookup or attainment of a satisfactorily negotiated transportation system that in turn may be dependent on the availability of funds to the Company for such purpose(s).

GENERAL RISKS OF OIL AND GAS VENTURES. REGULATION AND MARKETABILITY OF GAS OR OIL DISCOVERED

The availability of a ready market for oil and/or gas, if any, discovered in the Well and the price obtained, therefore, will depend upon numerous factors, including, without limitation, the extent of domestic production and foreign imports of gas and/or oil, the proximity and capacity of pipelines, intrastate and interstate market demands, the extent and effect of federal regulations on the sale of oil and/or natural gas in interstate and intrastate commerce, and other government regulations affecting the production and transportation of oil and/or gas. In addition, certain daily allowable production constraints may change from time to time, the effect of which cannot be predicted by the Manager. There is no assurance that the Company will be able to market any oil and/or gas found by it at favorable prices, if at all, in order to provide income from the Company's Working Interests. See "COMPETITION, MARKETS AND REGULATION."

POLLUTION

Various local, state and federal environmental control agencies may impose regulations that could have a significant impact on the operations of the Company or could substantially increase the costs of operating a well.

DELAY IN DISTRIBUTIONS OF INCOME

Unavailability of, or delay in connection with, pipelines or other transportation systems, complexity of Drilling, Testing and Completion and the like for a well, unavailability of or delay in obtaining necessary materials and/or services, satisfactory connections for oil and/or gas wells, delays in obtaining division orders and other circumstances that may delay the distribution of income, if any, for significant periods after discovery of oil or gas, if any.

POSSIBLE SHORTAGES

In the past, Completion activities have, from time to time, created shortages of certain equipment necessary in the Completion process of generating oil and gas production from wells. Due to a shortage of such equipment and general inflationary trends, the prices at which equipment was available escalated during such periods. There is a possibility that further price escalations will increase the Company's Operating Expenses, thus reducing the distributions, if any, available to the Members.

COMPETITION

There are numerous individuals, partnerships, and major and independent oil companies with which the Company as a Working Interest owner will be in competition with and that have greater financial and technical resources than those available to the Company or the Operator. Such an inferior competitive position could have a material adverse effect upon the productivity, marketability and profitability of the Company. See "COMPETITION, MARKETS, AND REGULATION."

UNINSURED RISKS

The Company's Operations will be subject to all of the operating risks normally connected with producing oil and gas, such as blow-outs and pollution that could result in the Company incurring substantial losses or liabilities. Although the Company Agreement provides for the securing of such insurance as the Manager deems necessary and appropriate, certain risks are uninsurable and others may be either uninsured or only partially insured because of high premium costs or other reasons. In the event the Company incurs uninsured losses or liabilities, the Company's funds available for exploration, development and production activities will be reduced, and Company assets may be substantially reduced or lost completely. For a discussion of the Members' liability, see "RISK FACTORS - Specific Risks of the Company: Nature of the Liability of a Member."

COMPETITION, MARKETS AND REGULATION RISKS

The Company's operations may be affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and natural gas production operations and economics are or have been affected by price control, tax and other laws relating to the oil and gas industry, by changes in such laws and by changing administrative regulations. There are currently no price controls on oil or gas condensate. To the extent, price controls remain applicable after the enactment of the Natural Gas Wellhead Decontrol Act of 1989; the Manager is of the opinion that such controls will not have a significant impact on the prices received by the Company for natural gas produced in the near future. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which is often difficult and costly and certain of which carry substantial penalties for the failure to comply. The Manager cannot predict how existing regulations may be interpreted by enforcement agencies or the courts, nor whether amendments or additional regulations will be adopted, nor what effect such interpretations and changes may have on the Company's business or financial condition.

MARKETS

The ability of the Operator to market oil and gas found and produced, if any, will depend on numerous factors beyond its control, the effect of which factors cannot be accurately predicted or anticipated. These factors include the availability of other domestic and foreign production, the marketing of competitive fuels, the proximity and capacity of pipelines, fluctuations in supply and demand, the availability of a ready market and the effect of federal and state regulation of production. There is no assurance that the Project Sponsor will be able to market any oil at favorable prices, if at all.

FEDERAL TAXATION

The federal government is continually proposing tax initiatives that may affect the oil and natural gas industry, including the Company. Due to the preliminary nature of these proposals, the Company is unable to determine what effect, if any, the proposals would have on product demand or the Company's results of operations.

ENVIRONMENTAL REGULATION

Operations of the Company will be subject to numerous and constantly changing federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of public health or the environment. These laws and regulations may require the acquisition of certain permits, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment, restrict or prohibit activities that could impact wetlands, endangered or threatened species or other protected natural resources and impose substantial liabilities for pollution resulting from the Company's operations. Such laws and regulations may substantially increase the cost of doing business and may prevent or delay the commencement or continuation of a given project.

OTHER PROPOSED LEGISLATION

In the past, Congress has been very active in the area of oil and natural gas regulation. Legislative proposals are pending in various states, which if enacted, could significantly affect the petroleum industry. No prediction can be made as to what additional legislation may be proposed, if any, affecting the competitive status of an oil and gas producer, restricting the prices at which a producer may sell its oil and gas, or the market demand for oil and gas, nor can it be predicted which proposals, including those presently under consideration, if any, might be enacted, nor when any such proposals, if enacted, might become effective.

OPERATING AGREEMENT

Prior to drill, test and completion of the Well starts, the Company will enter into the Joint Operating Agreement ("JOA"). The JOA will appoint Operator, and/or its assignee as operator for the Well who will be responsible to oversee all drilling, equipping, testing and field Operations on the Well. The Initial Members, if the Offering is funded to the targeted amount of 298 Units, will own 26% of the BPO Working Interests and 19% of the APO Working Interests in the Well.

RISKS OF OPERATIONS

LIMITED FINANCIAL RESOURCES OF THE COMPANY AND PROJECT SPONSOR

The Company was formed February 21, 2017 and has limited resources. In the event that the actual costs of Development Operations relating to the Well exceeds the Turnkey Completion Price for such activities, the Project Sponsor has committed the financial resources to meet such costs. In the event the Project Sponsor is unable to secure funds or pay for such Well, the Company may be required to pay for such costs or face losing its interests in the Well.

SURROUNDING PRODUCTION

Although there have been multiple wells drilled, tested and completed on acreage in the vicinity of the Well, the production from such wells should not be deemed a guarantee that the Well will be commercially productive.

RISKS RELATING TO QUALIFICATIONS

The Project Sponsor, Operator and Company must be qualified to own interests in and operate the Well. These qualifications include being licensed to transact business in the state, having the requisite registrations in place with the various state and federal agencies with jurisdiction over the various aspects of the Company, including but not limited to foreign entity status registration with agencies that oversee operations of oil and gas properties. Failure to obtain necessary licensing or registrations or the failure to maintain such licensing or registrations could result in the Company or the Operator being required to cease operations and/or windup its affairs.

GENERAL RISKS RELATING TO TAX MATTERS.

Although participation in the Company is intended to appeal primarily from an economic standpoint, albeit with risk, with the hope of finding oil and/or gas in commercial quantities, favorable federal income tax treatment presently available with respect to oil and gas drilling, testing, completion and production can have a beneficial effect on the desirability of participating in an oil and gas drilling, testing and completion projects for certain taxpayers. Any deductions for federal income tax purposes available to the Member resulting from his or her participation in the Company and the year in which such deductions are taken may have a material effect upon the economic result afforded him or her. The benefit to a particular Member of various deductions will depend on the nature and extent of other income, deductions and credits of that Member. FOR THIS REASON, EACH PROSPECTIVE MEMBER IS URGED TO CONSULT HIS OR HER OWN PERSONAL TAX ADVISOR.

All federal income tax matters discussed herein are subject to change without notice by legislation, administrative action, and judicial decision. Such changes could deprive the Company and its Members of certain tax benefits they might otherwise receive and may or may not be retroactive with respect to transactions occurring prior to the effective date thereof.

ALLOCATIONS FOR INCOME TAX PURPOSES

The Company intends to allocate among the Members their allocable interests of income, gain, loss, deduction and credit in accordance with the terms of the Company Agreement. Such allocable shares shall include all of the Company's intangible rework and well operations and development costs ("Intangible Costs") arising from Completion Operations that are paid from the Members' capital contributions. The terms of the Company Agreement provide for disproportionate allocations of certain costs and expenses. Specifically, Intangible Costs are wholly allocated to one subset of Members. Each Member should individually consult with his or her tax advisor to determine the effect on the Member's personal taxes from the disproportionate allocations.

Further, while the Company intends to make such allocations, no assurance can be given that the Internal Revenue Service will not challenge the allocations of federal income tax items and assert that they are properly allocable among the Members in some other manner. See "TAX ASPECTS - ALLOCATIONS."

DEPLETION ALLOWANCE

Percentage depletion allowable by reason of the "independent producer exemption" will be available to the Members who qualify as independent producers (other than those who owned a pre-October 12, 1990 interest in proven property acquired by the Company). Since each Member must individually determine his or her eligibility for the "independent producer exemption", there can be no assurance that percentage depletion will be available to any particular member.

TAX PREFERENCE AND RECAPTURE OF INTANGIBLE COSTS AND DEPLETION

Certain Intangible Costs and depletion are tax preference items and are also subject to recapture, as ordinary income, on disposition by the Company of oil and gas properties at a gain, or upon disposition by a member of an interest in the Company at a gain.

PASSIVE ACTIVITY LIMITATIONS

It is expected that the Company will initially incur tax losses from Completion Operations (primarily from deductions of Intangible Costs). The availability of tax losses generated to the Members to offset the Members' income from other sources depends on the classification of the Company's interest in the Prospect as a "working interest" as defined by the passive loss limitations added by the Tax Reform Act of 1986. If losses generated by the Company are reclassified as "passive", such losses would not be available to deduct against the Members' income from other sources.

TAXABLE INCOME

To the extent Members are able to deduct losses generated by the Company, the basis of each Member's interest will be reduced. Amounts realized by a Member on the sale of his or her Company interest may produce taxable gain that may be ordinary income to some extent. Thus, the tax deductions afforded in the early years may only defer to later years a Member's overall federal income tax liability. See "TAX ASPECTS."

TAX PREFERENCE AND RECAPTURE OF INTANGIBLE COSTS AND DEPLETION

Certain Intangible Costs and depletion are tax preference items and are also subject to recapture, as ordinary income, on disposition by the Company of oil and gas properties at a gain, or upon disposition by a Member of an interest in the Company at a gain.

INTERNAL REVENUE AUDIT

If the Internal Revenue Service audits the Company, there can be no assurance that the Service will not challenge certain deductions allocated to the Members.

STATE AND LOCAL TAX ASPECTS

Certain states and localities in which Members may reside or where the Company conducts business may levy income taxes for which such Members may be liable in respect to their share of Company income, and it may be necessary for such Members to file income tax returns with such states or localities to report such income.

EARNED BUT UNDISTRIBUTED INCOME

The Members have no right to demand distribution of Company income. Therefore, each Member may incur tax liability with respect to income earned by the Company and may have to pay taxes on his or her allocable share of such income regardless of whether such income is actually distributed to him or her by the Company.

THE COMPANY

The Company is a limited liability company under the laws of the State of Texas, and the Members shall have the status of members. The Company have acquired at the conclusion of this Offering and after the merger sixty-six percent (66.00%) undivided BPO Working Interest and a forty-nine percent (49.50%) undivided BPO net revenue interest in the Wellbore located in Brazoria County, Texas. After the Merger, the Company will have paid, subject to the limitations of the Turnkey Drilling and Testing Contract and Turnkey Completion Contract, a combined total of $608,660 in costs to drill, test and complete the Well.

The Company is a newly-formed Texas limited liability company. Annex B sets forth financial statements of the Company and the inception audit prepared by an independent certified public accountant. The principal office for the Company is CF0006, LLC c/o Affiliated Commercial Services, Inc., Manager, 4550 Post Oak Place, Suite 119, Houston, Texas 77027.

LIMITED TRANSFERABILITY, REPURCHASE, AND RIGHT OF PRESENTMENT

LIMITED TRANSFERABILITY

The Company Agreement provides that a Member is obligated to hold his or her Interest and is prohibited from transferring, assigning or otherwise disposing of same without first satisfying certain conditions.

NO RIGHT OF PRESENTMENT

Neither the Company nor the Manager has obligated themselves to repurchase, redeem or allow withdrawal, have not established a procedure for repurchasing, redemption or withdrawal, and have no present plan to repurchase, redeem or allow withdrawal of any Units from the Members, other than the abandonment provisions relating to failure to pay certain assessments.

SEC CROWDFUNDING RULES ON DISPOSITION OF UNITS

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case in which they are transferred:

1. To the Company that sold the membership units;

2. To an accredited investor;

3. As part of an offering registered with the SEC (i.e. IPO); or

4. To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor, or in connection with, the death or divorce of the investor.

Regardless, after the one-year holding period has expired, Prospective Members should not plan on being able to readily transfer and/or sell his or her Interests. Currently, there is no Market or liquidity for such securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then, you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either sales the Working Interests, is acquired, or goes bankrupt.

PROPOSED PROJECT SCOPE DETAIL & FIELD ACTIVITIES

The Well is to be drilled on the Damon Mound Field in Brazoria County, Texas to test the Frio Sands at $29^\circ17'$ 56.26" N, $95^\circ44'$ 29.38" W, Elevation 93 feet to a total vertical depth of 3400 feet or a depth sufficient to test the base of the Frio, whichever is less. The Damon Mound is a salt dome formation located near the town of Damon, Texas. There has been production in and around the Damon Mound since the early 1900's. There are four (4) potential productive zones within the Frio Sands group, the Frio 1, the Frio 2, the Frio 3 and the Frio 4. Additionally, the Marge Sand may be prospective for oil production in the Well. The Well is to be drilled on the Hinkle Lease in which Aquinas Energy Resources Inc has purchased.

Certain other information available on the Website is derived entirely from information provided to the Company by the Project Sponsor, the Operator and their affiliates. The Company has not undertaken an independent analysis of the data and other information presented herein and therein to confirm the accuracy of such data and other information

MANAGEMENT

The management of the Operations and other business of the Company on a day to day basis shall be the responsibility of the Manager. The Company Agreement provides for the initial appointment of the Manager. All decisions concerning the day-to-day business and Operations of the Company that are made by the Manager shall be binding upon all of the Members and the Company. This Offering is made on a "best efforts" basis with the funds subscribed being used for Company purposes when paid. If the Manager is required to return subscription funds to the Members, it will be the entire subscribe amount. The Manager may rely upon the services and advice of consultants including employing such engineers and marketing personnel on a consulting basis in order to have available the benefit of their specific knowledge. If the Offering is fully subscribed, the costs of such consultants shall be borne by the Company. There are no current legal proceedings against the Manager.

DEALINGS AMONG RELATED PARTIES

The Company may participate (however, it is not presently anticipated that it will do so) in joint drilling ventures and Farm Outs with other entities managed by the Manager or its Affiliates. There will be no loans between this Company or any other entities controlled by the Manager or its Affiliates.

TITLE TO COMPANY PROPERTIES

Title to the Company's interests in the Well will be held collectively in the name of the Company, except that title to such properties may be held temporarily in the names of nominees (including the Manager or an Affiliate) in order to facilitate the acquisition of such properties by the Company and for other valid purposes. The Manager will use its best efforts to have the appropriate title transferred to the Company upon completion of the Well. The Manager does not guarantee legal title to the Well but has obtained and reviewed an attorney's division order title opinion with respect to the Well. Such a title opinion may be updated upon completion of activities. All files of the Manager will indicate that such interest is held in the name of the Company. If the Manager, Affiliate or other nominee holds Company properties in its own name, such properties, in the event of such holder's insolvency might be subject to the claims of creditors of such holder who did not have actual notice of the existence of the Company and of the interest of the Company in such properties.

MARKETING OF PRODUCTION

The Project Sponsor and its affiliated or associated companies will market the oil and/or gas production of the Company, if any. On behalf of the Company, the Manager may execute contracts for the sale of oil, gas or other hydrocarbons.

DISTRIBUTION OF REVENUES

Company net revenues that, in the judgment of the Manager, are not required to meet obligations of the Company, or held for working capital reserves, shall be distributed as often as practicable to the Members.

INSURANCE

The Manager intends to maintain or request various types of insurance coverages in such amounts as it deems appropriate including a certificate for Well Control Insurance. The Operator is required to carry fire, lightning or explosion insurance to protect the Company and other Well stakeholders in case of a blowout. Also, although it is proposed that the Operator will set surface casing below the level of all known producing fresh water zones, it intends to secure insurance to protect the Company in the event that saltwater produced from the well contaminates existing fresh-water zones or reservoirs. If any of the aforementioned events should occur, and the Company has not obtained adequate insurance for such event, and the Company is held liable for any resulting loss, it would reduce the cash available from the Company for distributions and might severely adversely affect the Company, including but not limited to total loss of all Company assets, and the Members will be jointly and severally liable therefor.

SERVICES

The Manager will provide administrative and regulatory services and perform such acts, engage such persons and execute such agreements as may be necessary or in its judgment, appropriate, in order to ensure ongoing production of the Well. The Project Sponsor and Operator will be responsible to the Company for the Operation of the Well per the JOA. The Manager will pay and collect all monies the Company is obligated to pay and collect.

PARTICIPATION IN COSTS AND REVENUES WITHIN COMPANY

INTEREST OF MEMBERS

The interest of a Member in the Company as it relates to the drill, test and completion Operations will be the proportion which such Member's Unit(s) bear(s) to the total Units of all Members in the Company. The fraction thus attained will represent the fractional interest of each such Member in the costs, if any, of the Company attributable to the Members relating to the drill, test and completion Operations, which is one hundred percent (100%) of the costs of the Company. To the extent the Manager acquires Units, it will share in Company costs and revenues in the same manner as any other Member who purchases Units. No expenses of operation and production incurred by the Company in connection with the production and marketing of any oil and gas found by the Company from completion Operations will be allocated to the Members.

REVENUES AND COSTS SHARED

All deductions, credits and net losses of the Company, and all costs and expenses of Operation and production incurred by the Company in connection with production and marketing of any oil and gas found by the Company from Operations. After Completion of the Wells, Operating Expenses for producing Wells and General and Administrative Expenses will be deducted by the Manager from distributions, provided such distributions are available and adequate.

COMPENSATION AND REIMBURSEMENT

MANAGER

There is no accrued compensation that is due Manager, although there may be a need for reimbursement for expenses incurred by the Manager as set forth in the Company Agreement. The Manager will be entitled to only reimbursement of expenses, past or future, incurred while conducting business on behalf of this venture. The Company has no employee and neither the Manager nor any other officer of the Company receive or will receive salaries.

OPERATOR

After Completion of the Well, Operations on the Well will be governed by the terms of the JOA.

TRANSFER OF UNITS

No Units may be transferred without approval of the Manager, which may be withheld for any reason or no reason.

INDEMNIFICATION

The Company has agreed to defend and hold the Manager harmless and to indemnify it, under certain circumstances, with respect to suits or proceedings (including appeals) to which the Manager may be a party or witness or threatened to be made a party or witness, and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that it is, or was, the Manager of the Company. Under such indemnification provisions, the Company has agreed to pay the Manager's expenses, including attorneys' fees and judgments or amounts paid in settlement. The Company has agreed through the Company Agreement set in place agreement to defend and hold the Manager harmless and to indemnify it, under certain circumstances, with respect to suits or proceedings (including appeals) to which the Manager may be a party or witness or threatened to be made a party or witness, and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that it is, or was, the Manager of the Company. Under such indemnification provisions, the Company has agreed to pay the Manager's expenses, including attorney fees and judgments or amounts paid in settlement.

CONFLICTS OF INTEREST

The Manager will be permitted to purchase oil and gas properties for its own account regardless of what business, if any, is conducted by the Company. Since the control of the Company expenditures may be at the discretion of the Manager at times during the term of its office as Manager, conflicts of interest may arise. If the Company later determines that any Prospect site is unsuitable for oil and gas exploration because of, among other things, lack of funds or high risks involved, or if the Wells site has been downgraded by events occurring outside of the Company's control to the point that exploration would no longer be desirable or if the Company determines that the best interest would otherwise be served, the Company may Farm Out the Wells or sell or otherwise dispose of the Company or the interest therein. The decision with respect to making a Farm Out and the terms of a Farm Out may involve conflicts of interest, as the Manager may benefit from cost savings and reduction of risk. Most of the areas of conflict of interest, which are described above, are common to many oil and gas drilling programs. The terms of the Company Agreement are intended to ameliorate the conflicts of interest inherent in such a situation to the extent practicable, taking into consideration the uncertainties involved in attempting to determine in advance the location of the Wells to be drilled, the progress of drilling and other exploratory activity in the area of the Wells and the outcome of exploration operations.   In connection with establishing the terms of loans or advances to the Company, commercial banks may consider cash balances of the Company that are not required for the conduct of Company business operations. To the extent the terms of such loans may be affected by the Company's deposits, the Manager may have an incentive to maintain a larger portion of the Company assets in the form of cash balances than would otherwise be necessary.

The Sponsor, given its carried interest and turnkey contracts, may have a conflict of interest given its incentive to engage in the completion of the Well.

INVESTMENT IN THE INTERESTS INVOLVES A HIGH DEGREE OF RISK, POTENTIAL CONFLICTS OF INTEREST AND SOME COMPENSATION TO THE MANAGER. SEE "RISK FACTORS," "CONFLICTS OF INTEREST" AND "COMPENSATION AND REIMBURSEMENT."NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, NEITHER THAT INFORMATION NOR THOSE REPRESENTATIONS CAN BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE MANAGER OR THE INTERMEDIARY.

THE PURPOSE OF THIS OFFERING CIRCULAR IS TO PROVIDE PROSPECTIVE MEMBERS WITH THE INFORMATION THAT THE MANAGER BELIEVES IS PERTINENT IN MAKING AN INFORMED DECISION AS TO PARTICIPATION IN THE COMPANY. HOWEVER, EACH PROSPECTIVE MEMBER IS ENCOURAGED TO MAKE FURTHER INQUIRY IN AN EFFORT TO SATISFACTORILY OBTAIN ANSWERS TO ANY QUESTIONS HE OR SHE MAY HAVE. REQUESTS FOR FURTHER INFORMATION SHOULD BE MADE THROUGH THE WEBSITE.

THIS OFFERING CIRCULAR CONTAINS SUMMARIES OF PERTINENT DOCUMENTS AS WELL AS APPLICABLE LAWS AND REGULATIONS. WHILE THE MANAGER BELIEVES THAT THESE SUMMARIES FAIRLY REFLECT AND SUMMARIZE THOSE ITEMS, THESE SUMMARIES ARE NOT COMPLETE AND ARE QUALIFIED BY REFERENCE TO THE COMPLETE TEXTS THEREOF, AND PROSPECTIVE MEMBERS ARE URGED TO CAREFULLY READ SUCH COMPLETE TEXTS.

PROSPECTIVE MEMBERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY SUBSEQUENT OR REFERENCED DOCUMENTS PROVIDED ON THE WEBSITE AS LEGAL OR TAX ADVICE. EACH PERSON IS ENCOURAGED TO SEEK INDEPENDENT LEGAL AND TAX ADVICE REGARDING HIS OR HER PARTICULAR SITUATION AND, MORE SPECIFICALLY, ANY PARTICIPATION IN THE COMPANY. EACH PROSPECTIVE MEMBER SHOULD BE AWARE THAT HE OR SHE WILL BE REQUIRED TO BEAR THE ECONOMIC RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

BECAUSE THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, THEREFORE, CANNOT BE SOLD UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE; (B) THERE IS NO PUBLIC OR OTHER MARKET FOR THE INTERESTS NOR WILL ANY SUCH MARKET DEVELOP; AND (C) TRANSFER OF THE INTERESTS IS RESTRICTED BY THE COMPANY AGREEMENT AND SEC RULES. ACCORDINGLY, IN DETERMINING WHETHER A PROSPECTIVE MEMBER CAN BEAR THE ECONOMIC RISKS OF THIS INVESTMENT, EACH PROSPECTIVE MEMBER SHOULD CONSIDER, AMONG OTHER FACTORS, WHETHER HE OR SHE CAN AFFORD TO HOLD THE INTERESTS FOR AN INDEFINITE PERIOD AND WHETHER HE OR SHE CAN AFFORD A COMPLETE LOSS OF HIS OR HER INVESTMENT.

DEFINITIONS

Certain terms as used herein have special meanings which are set forth below and other terms, of general use in the industry, are also defined below for your reference. Certain other terms are defined throughout this OFFERING CIRCULAR.

"AFFILIATE" with respect to the Manager shall mean (i) any person or entity directly or indirectly owning, controlling or holding, with power to vote, fifty percent (50%) or more of the outstanding voting securities of the Manager; (ii) any entity, fifty percent (50%) or more of which outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by the Manager; (iii) any person or entity directly or indirectly controlling, controlled by or under common control of the Manager; (iv) any officer, director or partner of the Manager; and (v) if the Manager is an officer, director, or partner, any company for which the Manager acts in any such capacity.

"AFTER PAYOUT" or "APO" refers to the period-in-time after which Members have recouped their initial capital investment.

"BEFORE PAYOUT" or "BPO" refers to a future period-in time which Members have recouped their initial capital investment and the project has become minimally profitable.

"CAPITALIZATION PERIOD" shall mean the period-of-time during which Members shall be accepted up to and including closing date unless extended by the Manager for a period of not more than One hundred and Twenty (120) days; provided, however, that the Manager, in its sole and absolute discretion, may terminate the Capitalization Period at any time prior to such date.

"CODE" shall mean the Internal Revenue Code of 1986, as from time to time amended and any federal legislation that may be substituted therefore.

"COMPANY" shall mean this Company formed under the laws of the State of Texas and governed by the Company Agreement and the Texas Code.

"COMPANY AGREEMENT" shall mean the Company Agreement between as the Manager and the Members pursuant to which the Company has been formed, a copy of which is attached hereto, together with all amendments thereto.

"COMPLETION" of a Well is an indefinite term. In the context of the Company, Completion shall mean the cleaning out of a well after reaching a specific depth, and/or conducting those processes or Operations that the Operator decides to employ in a good faith effort to make a well capable of producing oil and/or gas in commercial quantities, or determines that it will not produce oil and/or gas in commercial quantities. Such effort shall not require an obligation by the Manager or the Operator to attempt Completion in more than one (1) potentially productive horizon or geological formation, and does not include stimulation procedures or pumping or lifting equipment.

"COMPLETION OPERATIONS" shall mean all activities relating to the Completion commenced in connection with the Company's interest in the Well.

"COMPLETION PRICES" shall mean the prices to be paid by the Company to Operator to perform the Completion Contracts.

"DRY HOLE" shall mean a wellbore which is not capable of producing oil and/or gas in commercial quantities. A well may qualify as a dry hole either before or after Completion.

"EXPENSES AND COSTS" shall mean all of the costs and expenses of the Company, including but not limited to the following, each of which shall have the special meaning set forth opposite each such term:

(a) "GENERAL AND ADMINISTRATIVE EXPENSES" shall mean all customary and routine legal, accounting, geological, engineering, consulting, travel, office rent, telephone, compensation to officers and employees, and other incidental expenses of the Manager necessary to the conduct of Company Operations.

(b) "OPERATING EXPENSES" shall mean the customary expenses of operations of oil and/or gas wells, and producing and marketing the oil and/or gas therefrom, including but not limited to the costs of reworking or workover or similar expenses relating to any well, but excluding Drilling, Testing and Completion costs or the depletion, depreciation or amortization thereon, or the expenses for Drilling, Testing and Completion in or deepening to another potentially productive zone.

(c) "ORGANIZATIONAL COSTS" shall mean the aggregate of (i) expenses and application fees associated with participation in the Company; (ii) allocable salaries and expenses of employees and consultants of the Manager assisting with the organization and formation of the Company and/or the Initial Capitalization; (iii) charges of depositories in connection with the Units; (iv) reasonable attorney, accountant, and consultant fees in connection with the organization and formation of the Company and the preparation of this OFFERING CIRCULAR; and (v) andy General and Administrative Expenses of the Manager during the Application Period.

"FARM OUT" shall mean an agreement whereby the Company would agree to assign its Interest in a specific leasehold or Working Interest owned by it to other parties while retaining some part of its original interest (such as an Overriding Royalty Interest, oil and/or gas payment, offset acreage, or other type of interest) subject to the Drilling, Testing and/or Completion of one or more specified wells or other performance by the other parties as a condition of the assignment.

"INITIAL COMPANY CAPITAL" or **"INITIAL CAPITALIZATION"** shall mean the total Initial Capital Contribution to the Company actually paid by the Manager and the Members with respect to the acquisition of Units.

"INITIAL PRODUCTION" shall mean the early production of an oil or gas well, recorded after the recovery of oil or other fluids used to fracture and stimulate the target formation has been completed, used as a potential indicator of the maximum ability of a well to produce upon Completion, without subsequent reservoir damage; provided, however, that historically, the actual sustained production of oil or gas realized from a well is usually less, on an ongoing basis, than Initial Production; and, provided further, that there can be no assurance that the actual production to be realized from a well on an ongoing basis following the conclusion of all Completion activities with respect thereto will be equal to approximate Initial Production.

"LEASES" shall mean the oil, gas or mineral leases on which the Well are located.

"MANAGER" shall refer to Affiliated Commercial Services, Inc {"ACSI")

"MEMBERS" shall mean all persons or entities which are a party to the Company Agreement and who participate in Units and are accepted as Members pursuant to the Company Agreement. The term "Member" shall mean any of the Members and includes the Manager unless the context requires otherwise.

"MEMBERS' INITIAL CAPITAL" shall mean the total Initial Capital Contribution to the Company actually paid by the Members for the acquisition of Units.

"NET REVENUE INTEREST" or **"NET REVENUE INTERESTS"** shall mean the revenue interest the Company will receive after payment of all royalties and expenses.

"OPERATIONS" shall mean any activity related to (i) acquiring the Well sites; (ii) Drilling, Testing and Completion of the Well; (iii) testing, equipping, reworking, deepening, capping or plugging the Well; (iv) installing, pumping, production, processing, gathering and/or transporting facilities to produce, process, gather and/or transport any oil and/or gas produced from the Well; or (v) conducting any activity incident to the foregoing as may be deemed necessary by the Members in furtherance of a Company purpose.

"OPERATOR" is as defined in the Project Scope section.

"PARTICIPATION AGREEMENT" is the contract between the Sponsor, Operator and Company that sets for the terms and obligations of the parties involved to including, but not limited to the, turnkey price and funding schedule.

"PROCEEDS" shall mean the amount realized by the Company on the disposition of oil and gas.

"PRODUCTION DECLINE" shall mean the characteristic of wells in most formations, similar to certain wells in other parts of the country, to decline over time in production from a variety of factors, some of which may be corrected or ameliorated. Over the effective producing life of a given well, production levels are expected to decline in accordance with published industry data.

"PROSPECT" shall mean the oil, gas and mineral leasehold estate or estates, or undivided interest therein, and other contract rights and Interests in oil, gas and minerals upon which the Wells are located and in which Operations are conducted. Nothing herein shall prevent another company or other entity organized by the Manager or any of its Affiliates from acquiring a prospect which, subsequent to such acquisition, is determined to be in the same geological reservoir as the Wells.

"WELLS" is as defined in the Project Scope section.

"SUBSEQUENT OPERATIONS" shall mean activities not part of Drill, Test and Completion Operations, which the Member(s) or Manager deems necessary to the Company activities.

"TEXAS CODE" means the Texas Business Organizations Code, as from time to time amended.

"UNITS" shall mean Interests in the Company initially authorized under the Company Agreement and allocated to the Members as shown on the books and records of the Company.

"VOTE" refers to the right of the Members, subject to all limitations set forth below and in the Company Agreement, to decide any matter that may be submitted for decision by the Members in accordance with the express written terms of the Company Agreement or under the provisions of the Texas Code. Each Member, including the Manager, shall be entitled to Vote, the weight given to such Vote shall be based upon the number, or fraction thereof, of Units held of record by him or her on the date when notice is given of the matter to be voted on or consented to by the Members. Except as otherwise expressly provided in the Company Agreement, a Vote of the Members owning a simple majority of the Units shall be sufficient to pass and approve any matter submitted to a Vote of the Members. Whenever a Vote of the Members is required or permitted, a written consent to the action to be taken signed by the Members holding the required percentage may be used in lieu of holding a formal meeting at which a Vote is taken.

"WEBSITE" or "Site" means www.crudefunders.com.

"WELLBORE" shall mean the hole of the Well drilled by the bit (borehole) and not an interest in the leases upon which the Wells' Wellbores are located.

"WORKING INTEREST" or **"WORKING INTERESTS"** shall mean the interest in the Well which is subject to some portion of the expense of Drilling, Testing, Completion, development, Operation, or maintenance.

WEBSITE CONTENTS

In order to provide transparency and efficiency to the fund-raising process and save paper, in addition to this Offering Circular, we provide the following documents on the Website and must be downloaded prior to submitting to purchase any Unit(s):

- Company Agreement
- Subscription Agreement